Exhibit 4.4

SECURITIES FOR DEBT AMENDMENT AGREEMENT

THIS AGREEMENT is dated effective October 9, 2025.

BETWEEN:

DIRECT COMMUNICATION SOLUTIONS, INC., a body corporate duly incorporated under the laws of the State of Delaware, and having its head office located at 11021 Via Frontera, Suite C, San Diego, CA 92127

(the “Company”)

AND:

[                   ], located at [                  ]

(the “Creditor”)

WHEREAS the Company in 2024 settled certain indebtedness owing to the Creditor related to the 2022 original debenture convertible debenture issued by the Company to the Creditor. Specifically, the Creditor and the Company had agreed for the Company to grant a new non-transferable convertible unsecured debenture (the “Debenture”) and share purchase warrants (the “Warrants”) as full and final repayment of the debt owing to the Creditor under such original debenture convertible debenture. The new Debenture has a maturity date of [         ], 2025 bearing an interest rate of 15% per annum, not payable in advance and the principal and interest may be converted in part or in whole up to and including the maturity date into one (1) share of common stock of the Company at US$6.00 (CDN$8.13) of indebtedness per share of common stock. The issued the Warrants on the basis of one-half (1/2) of one (1) whole share purchase warrant for each CDN$6.00 (US$4.42) of the Debt, where each Warrant may be exercised for a period of two (2) years from the date of grant for the purchase of one (1) share of common stock of the Company (each, a “Warrant Share”) at CDN$3.20 (US$2.36) per Warrant Share;

AND WHEREAS the Company wishes to extend the maturity date from [         ], 2025 to October 10, 2026 under this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration that in consideration of the sum of US$1.00 paid by each of the parties hereto to the other, the receipt of which is hereby acknowledged, and the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	The maturity date of the Debentures are hereby deemed to be amended from [ ], 2025 to October 10, 2026. The Company shall issue amended and restated Debenture certificates reflecting the amendment of such maturity date which shall be deemed to have irrevocably replaced the Debenture certificates issued in 2024 in their entirety that are null and void by operation of this Agreement.

2.	Section 2.5 of the Debentures which states “The Corporation may not make prepayment unless approved by the holders of a majority of the Principal Amount of the Debentures.” is hereby amended to state “The Corporation at its discretion may make prepayment on the Principal Amount and any Interest accrued and owing at any time without penalty or any other fee.”

3.	This Agreement will be governed by and be construed in accordance with the laws of British Columbia. This Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs and executors and successors and assigns as the case may be. This Agreement may not be assigned without the prior written consent of the other party. This Agreement constitutes the entire agreement between the parties and supersedes all prior letters of intent, agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied. The recitals and any schedules form a part of and are incorporated by reference into this Agreement. No modification or amendment to this Agreement may be made unless agreed to by the parties thereto in writing. In the event any provision of this Agreement will be deemed invalid or void, in whole or in part, by any court of competent jurisdiction, the remaining terms and provisions will remain in full force and effect. Time is of the essence.

4.	This Agreement may be executed in any number of counterparts with the same effect as if all parties to this Agreement had signed the same document and all counterparts will be construed together and will constitute one and the same instrument and any facsimile signature shall be taken as an original.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.

DIRECT COMMUNICATION SOLUTIONS, INC.
by its authorized signatory:

Name:	Bill Espley

[ ]
by its authorized signatory:

Name: